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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                  SCHEDULE TO
                                (RULE 14D-100)
                TENDER OFFER STATEMENT UNDER SECTION 14 (D) (1)
         OR SECTION 13 (E) (1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)

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                                  VERIO INC.
                      (Name of Subject Company (Issuer))
                           CHASER ACQUISITION, INC.
                        NTT COMMUNICATIONS CORPORATION
                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                     (Names of Filing Persons (Offerors))

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                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                  SERIES A 6.75% CONVERTIBLE PREFERRED STOCK,
                           PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

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                                   923433106
                                   923433502
                                   923433304
                     (CUSIP Number of Class of Securities)

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                               Kazuhiko Shimada
                        NTT Communications Corporation
                             1-1-6 Uchisaiwai-cho
                           Chiyoda-ku, Tokyo, Japan
                         Telephone: 011-81-3-3500-8290
                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)

                                   Copy to:
                               Dennis V. Osimitz
                                Sidley & Austin
                                Bank One Plaza
                           10 South Dearborn Street
                            Chicago, Illinois 60603
                           Telephone: (312) 853-7000

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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                                  SCHEDULE 13D            Page 2 of 9 Pages
  CUSIP No. 923433 10 6

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 1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  NTT Rocky, Inc.

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b)[_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS*
  00

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware

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               7 SOLE VOTING POWER

                  0
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

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               8 SHARED VOTING POWER
                  9,053,754 shares/1/

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               9 SOLE DISPOSITIVE POWER
                  0

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              10 SHARED DISPOSITIVE POWER
                  9,053,754 shares/1/

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9,053,754 shares/1/

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  11.0%

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14 TYPE OF REPORTING PERSON*
  CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------
(/1/) Includes options to purchase 66,000 shares of Common Stock issued to NTT
      Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

                                  SCHEDULE 13D

                                                          Page 3 of 9 Pages
  CUSIP No. 923433 10 6



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 1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  Nippon Telegraph and Telephone Corporation

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b)[_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
  00

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Japan

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               7 SOLE VOTING POWER

                  0
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

              -----------------------------------------------------------------
               8 SHARED VOTING POWER
                  9,053,754 shares/1/

              -----------------------------------------------------------------
               9 SOLE DISPOSITIVE POWER
                  0

              -----------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                  9,053,754 shares/1/

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9,053,754 shares/1/

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  11.0%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
  HC

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------
(/1/) Includes options to purchase 66,000 shares of Common Stock issued to NTT
      Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

                                  SCHEDULE 13D

                                                          Page 4 of 9 Pages
  CUSIP No. 923433 10 6



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  NTT Communications Corporation

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)[_]
                                                                (b)[_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS*
  00

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Japan

--------------------------------------------------------------------------------
               7 SOLE VOTING POWER

                  0
  NUMBER OF
    SHARES
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

              -----------------------------------------------------------------
               8 SHARED VOTING POWER
                  9,053,754 shares/1/

              -----------------------------------------------------------------
               9 SOLE DISPOSITIVE POWER
                  0

              -----------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                  9,053,754 shares/1/

--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9,053,754 shares/1/

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  11.0%

--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
  CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------
(/1/) Includes options to purchase 66,000 shares of Common Stock issued to NTT
      Rocky, Inc. under Verio Inc.'s 1998 Non-Employee Director Stock Incentive Plan.

   This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Chaser Acquisition, Inc., a Delaware corporation ("Purchaser"), NTT Communications Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT Communications"), and Nippon Telegraph and Telephone Corporation, a limited liability joint stock company incorporated under the laws of Japan ("NTT"), on May 17, 2000, as amended by Amendment No. 1 and Amendment No. 2 thereto (as amended, the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.001 per share ("Common Stock") (other than shares of Common Stock already owned by NTT Communications and its subsidiaries), of Verio Inc., a Delaware Corporation ("Verio"), all issued and outstanding shares of Series A 6.75% Convertible Preferred Stock, par value $.001 per share, of Verio and certain outstanding warrants to purchase 1,306,228 shares of Common Stock of Verio, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2000 (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule TO.

   This Amendment also amends and supplements the Schedule 13D of NTT, NTT Communications and NTT Rocky, Inc. originally filed on May 22, 1998, as amended.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY; ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

   Item 8 and Item 13 of the Schedule TO are hereby amended and supplemented by adding the following thereto:

     On May 15, 2000, James C. Allen sold 20,000 shares of Common Stock at $57.56 per share. This transaction was effected in Chicago, Illinois. On the same date, the James C. Allen Revocable Trust gifted 10,870 shares of Common Stock to a donee. This transaction was effected in Nashville, Tennessee. On May 16, 2000, Mr. Allen exercised 20,000 vested stock options on a cashless exercise basis under Verio's 1998 Non-Employee Director Stock Incentive Plan at an exercise price per share of $10.75. As a result, 8,541 shares of Common Stock were used as consideration for the cashless exercise and to pay certain applicable taxes. The remaining 11,459 shares of Common Stock were sold by Mr. Allen on the same date at prices ranging from $57.25 per share to $57.3125 per share. These transactions were effected in New York City, New York. On May 16, 2000, the James C. Allen Revocable Trust requested and authorized the gifting of 41,562 shares of Common Stock to a donee. This transaction is expected to be effected in the near future in Nashville, Tennessee.

     On May 31, 2000, Chris J. DeMarche sold, pursuant to Rule 144 under the Securities Act, 36,000 shares of Common Stock at $57.093056 per share. This transaction was effected in Denver, Colorado.

     On May 31, 2000, Trygve E. Myhren sold 9,800 shares of Common Stock at $57.188 per share and 200 shares of Common Stock at $57.125 per share. On June 2, 2000, Mr. Myhren also sold 1,400 shares of Common Stock at $55.563 per share, 2,000 shares of Common Stock at $55.625 per share and 6,600 shares of Common Stock at $55.75 per share. These transactions were effected in Englewood, Colorado.

     In order to take advantage of an unrelated investment opportunity, Arthur L. Cahoon sold on June 6, 2000, pursuant to certain agreements entered into as of June 1, 2000, Verio Warrants exercisable for 500,000 shares of Common Stock to Bank of America, N.A. at a price of $57.00 per Verio Warrant, less the exercise price of $3.53 per warrant and applicable fees. After giving effect to the transaction, Mr. Cahoon continues to hold Verio Warrants exercisable for 413,894 shares of Common Stock. The sale of Verio Warrants by Mr. Cahoon was effected in New York City, New York.

     On June 6, 2000, Justin L. Jaschke gifted 30,000 shares of Common Stock to a donee. The transaction was effected in Denver, Colorado.

   The section of the Offer to Purchase entitled "Special Factors--Beneficial Ownership of Shares" is hereby amended and supplemented by adding the following thereto:

     As of May 11, 2000, James C. Allen beneficially owned 118,432 shares of Common Stock, which amount included 46,000 options to purchase shares of Common Stock vesting within 60 days of May 11, 2000. The shares of Common Stock beneficially owned by Mr. Allen included 52,432 shares that he transferred to the James C. Allen Revocable Trust. In accordance with the rules of the Exchange Act, Mr. Allen may be deemed to be the beneficial owner of such shares.

     As of May 12, 2000, Justin L. Jaschke beneficially owned 1,815,121 shares of Common Stock (representing a 2.2% beneficial interest), which included 1,358,710 options to purchase shares of Common Stock vesting within 60 days of May 11, 2000.

ITEM 11. ADDITIONAL INFORMATION.

   The press release of NTT Communications dated May 29, 2000 is attached as an exhibit hereto and incorporated herein by reference.

ITEM 12. EXHIBITS.

   (a)(5)(I) Press release of NTT Communications dated May 29, 2000.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                SCHEDULE TO AND SCHEDULE 13E-3

                                          Nippon Telegraph and Telephone
                                           Corporation

                                                      /s/ Kanji Koide
                                          By: _________________________________
                                                        Kanji Koide
                                          Name: _______________________________
                                                   Senior Vice President
                                          Title: ______________________________

                                          NTT Communications Corporation

                                                    /s/ Masanobu Suzuki
                                          By: _________________________________
                                                      Masanobu Suzuki
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                          Chaser Acquisition, Inc.

                                                    /s/ Junichi Nomura
                                          By: _________________________________
                                                      Junichi Nomura
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                SCHEDULE 13D

                                          Nippon Telegraph and Telephone
                                           Company

                                                      /s/ Kanji Koide
                                          By: _________________________________
                                                        Kanji Koide
                                          Name: _______________________________
                                                   Senior Vice President
                                          Title: ______________________________

                                          NTT Communications Corporation

                                                    /s/ Masanobu Suzuki
                                          By: _________________________________
                                                      Masanobu Suzuki
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                          NTT Rocky, inc.

                                                   /s/ Keisuke Nakasaki
                                          By: _________________________________
                                                     Keisuke Nakasaki
                                          Name: _______________________________
                                                         President
                                          Title: ______________________________

                                SCHEDULE 13E-3

                                          Verio Inc.

                                                   /s/ Justin L. Jaschke
                                          By: _________________________________
                                                     Justin L. Jaschke
                                          Name: _______________________________
                                                  Chief Executive Officer
                                          Title: ______________________________

Date: June 13, 2000

                                 EXHIBIT INDEX

  Exhibit
    No.                          Description
  -------                        -----------
 (a)(5)(I) Press Release of NTT Communications dated May 29, 2000.